Exhibit 99.1

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

[Note] This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

December 11, 2024
(Start of electronic provisioning: December 4, 2024)

Hiroyuki Sugimoto
Chairman, CEO, Co-President and Director
SYLA Technologies Co., Ltd.
1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan

Notice of Convocation of the Extraordinary General Meeting of Shareholders

Dear Shareholders:

The Extraordinary General Meeting of Shareholders will be held as follows, and you are cordially invited to attend the meeting. In convening this meeting, we have taken electronic provision measures and posted the matters subject to electronic provision on the Company’s website linked below, in compliance with the provisions of Article 325-3 of the Companies Act of Japan.

Website: https://syla-tech.jp/ir

If you are unable to attend the meeting, kindly exercise your voting rights in writing. Details of each agenda item are outlined in the Reference Document for the General Meeting of Shareholders, available in the “Notice of Convocation of the Extraordinary General Meeting of Shareholders” on our company’s website. Please review the aforementioned document and submit your votes by 7:00 p.m. on Wednesday, December 25, 2024 (JST), following the instructions provided below.

1.	Date and Time

Thursday, December 26, 2024, at 3:00 p.m. (JST)

2.	Venue

Head Office of the Company (Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan)

3.	Purpose of the Meeting

Matters to be Resolved

Proposal: Reduction of Capital

4.	Information on the Exercise of Voting Rights:

Please indicate your approval/disapproval of the proposals on the enclosed voting form and return the form to us so that it reaches us by 7:00 p.m. on Wednesday, December 25, 2024 (JST). If no indication of approval/disapproval is made for each proposal, it will be treated as approval of the Company’s proposal.

If you plan to attend the meeting, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.

Reference Document for the General Meeting of Shareholders

Agenda and Reference Items

Reduction of Capital*

To facilitate future capital policy flexibility, the Company intends to reduce its capital amount and transfer it to other capital surplus, following the provisions of Article 447, Paragraph 1 of the Companies Act.

This proposed capital reduction is without refund and does not alter the total number of issued and outstanding shares, thereby having no impact on the number of shares held by shareholders. Moreover, as there will be no changes to the Company’s net assets or the total number of issued and outstanding shares due to this capital reduction, the net assets per share will remain unchanged.

(1)	Amount of capital to be reduced

Pursuant to Article 447, Paragraph 1 of the Companies Act, the Company proposes to reduce the capital amount by 52,392,505 yen from 148,392,505 yen to 96,000,000 yen. The entire reduced capital amount will be transferred to other capital surplus. If the stock options (stock acquisition rights) issued by the Company are exercised by the effective date of this capital reduction, there will be changes in both the amount of capital stock and the amount of capital surplus after the capital reduction.

(2)	Scheduled effective date of capital reduction

December 27, 2024

* Japanese GAAP, standalone base